UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010

Commission File Number 1-14542
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No.132
Min-Sheng East Road, Sec. 3, Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Attached hereto as exhibits 99.1, 99.2, 99.3, and 99.4, and incorporated by reference herein are the Notice of and Proxy Statement for the 2010 Annual General Meeting and the Proxy Card for the 2010 Annual General Meeting, as well as press releases issued by the registrant on July 19, 2010 and September 2, 2010.

Exhibit 99.1	Notice of and Proxy Statement for Annual General Meeting of Shareholders held on September 3, 2010.

Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders held on September 3, 2010.

Exhibit 99.3	Press Release, dated July 19, 2010, announcing the record date for the 2010 annual general meeting of the shareholders.

Exhibit 99.4	Press Release, dated September 2, 2010, providing further notice of the 2010 annual general meeting of the shareholders and announcing certain unaudited financial and operating results in advance of the 2010 annual general meeting of the shareholders.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Date: October 15, 2010
Exhibit Index

Exhibit 99.1	Notice of and Proxy Statement for Annual General Meeting of Shareholders held on September 3, 2010.

Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders held on September 3, 2010.

Exhibit 99.3	Press Release, dated July 19, 2010, announcing the record date for the 2010 annual general meeting of the shareholders.

Exhibit 99.4	Press Release, dated September 2, 2010, providing further notice of the 2010 annual general meeting of the shareholders and announcing certain unaudited financial and operating results in advance of the 2010 annual general meeting of the shareholders.